October 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: NorthStar Real Estate Income II, Inc.
Request for Withdrawal
Registration Statement on Form S-11 (File No. 333-210963)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Colony Credit Real Estate, Inc. (the “Company”), as successor by merger to NorthStar Real Estate Income II, Inc., hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11, File No. 333-210963, together with all exhibits thereto, initially filed with the Commission on April 28, 2016 (the “Registration Statement”), effective as of the date first set forth above.  The Company is seeking withdrawal of the Registration Statement because it does not intend to proceed with the offering contemplated by the Registration Statement.  The Company believes the withdrawal to be consistent with the public interest and the protection of investors.  The Company confirms that no securities have been issued, distributed or sold in connection with the proposed offering described in the Registration Statement.

The Company understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

If you require any additional information, please contact the undersigned at (212) 230-3325.

Sincerely,

Colony Credit Real Estate, Inc.,
as successor by merger to NorthStar Real Estate Income II, Inc.

/s/ David A. Palamé
David A. Palamé
General Counsel & Secretary